Exhibit (a)(1)(vi)

Domino's Pizza Stock Option Exchange Program

Election Confirmation Statement

Date:

Dear                     ,

Your Domino's Pizza Stock Option Exchange Offer election has been recorded as follows:

Original Grant Date	Expiration Date	Strike Price Per Share	Outstanding Options	Vested Options	Unvested Options	Participation Election

If the above is not your intent, please log back into the Offer website to change your election before 11:59 AM on Monday, May 4, 2009. To access the Offer website, please click on the following link: https://dominos.equitybenefits.com/

Log into the Offer website using your Employee ID and Password

Should you have any questions, please feel free to contact us at optionexchange@dominos.com or 734-930-3989 or 734-930-7039